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 FORM 4
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[ ] Check this box if no longer
    subject to Section 16. Form 4
    or Form 5 obligations may
    continue. See Instruction 1(b).


                    U.S. SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, DC 20549

                  STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

     Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
       Section 17(a) of the Public Utility Holding Company Act of 1935 or
              Section 30(f) of the Investment Company Act of 1940

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
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 1. Name and Address of Reporting Person*  2. Issuer Name and Ticker Trading Symbol            6. Relationship of Reporting
                                                                                                   Person(s) to Issuer
                                          Crown Energy Corporation (CROE.OB)                      (Check all applicable)
  Mealey,          Jay              A.                                                           [X] Director     [X] 10% Owner
-----------------------------------------------------------------------------------------------  [X] Officer(give [ ] Other (specify
 (Last)           (First)        (Middle)  3. IRS Identification   4. Statement for Month/Year        title below             below)
                                              Number of Reporting                                 President & CEO
 215 South State Street, Suite 650            Person, if an entity    November 2001               ---------------------------------
------------------------------------------        (voluntary)      ---------------------------- ------------------------------------
               (Street)                                            5. If Amendment, Date        7. Individual or Joint/Group Filing
                                                                      of Original                   (Check Applicable Line)
                                                                      (Month/Year)                 [X] Form filed by One Reporting
                                                                                                       Person
                                                                                                   [ ] Form filed by More than One
 Cumming          Georgia          30040                                                           Reporting Person
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  (City)            (State)           (Zip)    TABLE 1 -- Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
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 1. Title of Security          2. Trans-   3. Transaction  4. Securities Acquired(A)  5. Amount of       6.Owner-      7. Nature of
    (Instr. 3)                    action      Code            or Disposed of (D)         Securities        ship           Indirect
                                  Date        (Instr.8)       (Instr. 3,4 and 5)         Beneficially      Form:          Beneficial
                                  (Month/  --------------  -------------------------     Owned at End      Direct (D)     Ownership
                                   Day/                     Amount   (A) or   Price      of Month          or Indirect    (Instr.4)
                                   Year)    Code     V               (D)                 (Instr. 3 and 4)  (I) (Instr.4)
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Common Stock, $.02              11/01/01      P          103,047.43   A       $.057       1,769,027.43          I         (1) see
par value per share                                                                                                       attached
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Common Stock, $.02              11/01/01      G           900,000     D                   1,769,027.43          D
par value per share
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Common Stock, $.02              11/01/01      G           900,000     A                   1,769,027.43          I         (2) see
par value per share                                                                                                       attached
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Common Stock, $.02              11/01/01     G(3)         411,719     D                   1,769,027.43          D
par value per share
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Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.
* If the form is filed by more than one reporting person, see Instruction on 4(b)(v).


Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.


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

FORM 4 (CONTINUED)               Table II -- Derivative Securities Acquired, Disposed of, or Benficially Owned
                                         (e.g., puts, calls, warrants, options, convertible securities)

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1.Title of    2.Conver-  3.Trans- 4.Tansac-  5.Number of  6.Date Exercis-  7.Title and     8.Price   9.Number   10.Owner-  11.Nature
  Derivative    sion or    action   tion       Derivative   able and         Amount of       of        of Deri-    ship       of In-
  Security      Exercise   Date     Code       Securities   Expiration       Underlying      Deri-     vative      Form of    direct
 (Instr.3)      Price of  (Month/  (Instr.8)   Acquired     Date             Securities      vative    Secur-      Deriva-    Bene-
                Deri-      Day/                (A) or      (Month/Day/      (Intr. 3         Secu-     ities       tive       ficial
                vative     Year)               Disposed     Year)            and 4)          rity      Benefi-     Security:  Owner-
                Security                       of (D)     ----------------- -------------   (Instr.    cially      Direct     ship
                                               (Instr.3,                            Amount   5)        Owned       (D) or    (Instr.
                                                4 and 5)                            or                 at End      Indirect   4)
                                                          Date       Expir-  Title  Number             of          (I)
                                                          Exer-      ation          of                 Month       (Instr.4)
                                   Code   V     (A)  (D)  cisable    Date           Shares            (Instr.4)
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  Series A       $1.17  11/01/01    P         162,500    09/25/97           Common 1,392,625 $.49(5) 1,062,500         I   Member of
 Cumulative                                     (4)                         Stock                                          Manhattan
 Convertible                                                                                                               Goose,
  Preferred                                                                                                                L.L.C.
 Stock, $.005
 par value per
    share
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Explanation of Responses:

(1) Reporting person holds a 32.5% ownership interest in Manhattan Goose,  L.L.C.  Manhattan Goose,  L.L.C.  acquired 317,069 shares of common stock of the issuer on November 1, 2001. The shares are owned by Manhattan  Goose,  L.L.C.  and none of the members of
    Manhattan Goose, L.L.C. has any rights over the shares individually.

(2) Reporting person is trustee of Mealey Boys Trust, which received shares of common stock of the issuer on November 1, 2001.

(3) Gift to Jeanne C. Mealey

(4) Reporting person holds a 32.5% ownership interest in Manhattan Goose,  L.L.C.  Manhattan Goose,  L.L.C.  acquired 500,000 shares of Cumulative  Convertible  Preferred Stock of the issuer on November 1, 2001. The shares are owned by Manhattan  Goose,  L.L.C.
    and none of the members of Manhattan Goose, L.L.C. has any rights over the shares individually.

(5) Manhattan  Goose,  L.L.C.  paid $263,000 for 500,000 shares of Preferred Stock and 317,069 shares of Common Stock. The Preferred
    Stock is  convertible  into  4,285,000  shares of Common  Stock.  The price listed here was  estimated  based upon the number of shares of Common Stock that the Preferred Stock can be converted into.

                                                                                        /s/ Jay A. Mealey                   12/10/01
Note. File three copies of this Form, one of which must be manually signed.             --------------------------------   --------
  If space provided is insufficient, see Instruction 6 for procedure.                   ** Signature of Reporting Person     Date

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB Number.

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